Knight Piésold Ltd.
1650 Main Street West
North Bay, Ontario
Canada, P1B 8G5
T +1 705 476 2165
E northbay@knightpiesold.com
www.knightpiesold.com

Consent of Qualified Person

The undersigned hereby consents to the public filing of the technical report titled “NI 43-101 and NI 43-101F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” effective August 7, 2018 and dated September 17, 2018 (the "Technical Report") by Endeavour Silver Corp. (the “Company”). Reference is also made to the Company’s Final Short Form Base Shelf Prospectus dated April 10, 2018 (the “Prospectus”) and the Company’s Registration Statement on Form F-10 (File No. 333-223560) effective April 12, 2018 (the “Registration Statement”).

The undersigned hereby consents to:

a)	any extracts from or a summary of the Technical Report in the news release of the Company dated August 30, 2018;
b)	being named indirectly in the Prospectus and the Registration Statement; and
c)

the use of the Technical Report and to extracts from or a summary of the Technical Report (“Technical Information”) in the Prospectus and the Registration Statement or incorporation by reference of such Technical Information in the Prospectus and the Registration Statement.

I certify that I have read the news release dated August 30, 2018 filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 17th day of September, 2018

“Ben Peacock”	[Seal or Stamp]
Ben Peacock, P.Eng.
Senior Engineer